UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 7, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Micromet, Inc.

File No. 0-50440 - CF#21780

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       Micromet, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-K filed on March 14, 2008.

       Based on representations by Micromet, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.41   through March 16, 2017

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                               Eloise Bavaria
                               Special Counsel